July 30, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Barclays Bank PLC (the “Registrant”)

Registration Statement on Form F-3 (File No. 333-232144)

Dear Mr. Gessert:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:00 p.m. (EDT), on August 1, 2019, or as soon as practicable thereafter.

Please contact David I. Gottlieb of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Registrant, at +44 20 7614 2230, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

BARCLAYS BANK PLC

By :	/s/ Gregor McMillan
Name:	Gregor McMillan
Title:	Authorized Person

cc:	David I. Gottlieb, Esq.

Cleary Gottlieb Steen & Hamilton LLP

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